UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ 60.643.228/0001 -21
NIRE 35.300.022.807

MINUTES OF THE EXTRAORDINARY MEETING OF THE
BOARD OF DIRECTORS

Date, time and place:

March 23, 2010, at 19:00, by teleconference centralized at the Company's headquarters, at Alameda Santos, 1357, 6th floor, in the City of São Paulo, State of São Paulo.

Present:

Regularly convoked, Directors José Luciano Duarte Penido (Chairman of the Board of Directors), Raul Calfat, Alexandre Silva D'Ambrósio, Alexandre Gonçalves Silva, Armando Mariante Carvalho Junior, João Carvalho de Miranda, José Armando Figueiredo Campos, Eduardo Rath Fingerl and Wang Wei Chang participated in the meeting.

Presiding:

José Luciano Duarte Penido, the Chairman of the Board of Directors, presided, and invited José Luiz Braga to act as secretary for the meeting.

Resolved:

1.
The Board resolved to unseat from the management of the company, without cause, MARCOS GRODETZKY, Brazilian, judicially separated, economist, bearer of ID cards nº 3.474.360 -IFP/RJ, expedited 16.01.74, and CIC/MF nº 425.552.057 -72, effective as of April 1, 2010.

2.
Because of the resolution referred to in the preceding item, the Board of Directors decided that the functions heretofore performed by the dismissed Director will in the interim be temporarily exercised by the Company's CEO, Carlos Augusto Lira Aguiar, to whom are also attributed the functions of Director of Investor Relations, until further resolution.

1

Closing:

The matters submitted for resolution being unanimously approved by the Board of Directors, the meeting was closed upon transcription of these minutes, which are signed by the participants. São Paulo, March 23, 2010. (signed) José Luciano Duarte Penido - Presiding Chairman of the Board of Directors; José Luiz Braga - Secretary; Raul Calfat; Alexandre Silva D'Ambrosio; Alexandre Gonçalves Silva; Armando Mariante Carvalho Junior; João Carvalho de Miranda; José Armando Figueiredo Campos; Eduardo Rath Fingerl and Wang Wei Chang.

Conforms to the original.
Extracted from the document itself.

José Luiz Braga
Secretary

2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: March 31, 2010	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Treasury and Investor Relations Officer